

October 3, 2011

Mr. Andrew J. Kandalepas
President and Chief Executive Officer
Wellness Center USA, Inc.
1014 E. Algonquin Road, Suite 111
Schaumburg, Illinois 60173

> **Re:** **Wellness Center USA, Inc.**
> **Registration Statement on Form S-1**
> **Amendment No. 3 filed September 26, 2011**
> **File No. 333-173216**

Dear Mr. Kandalepas:

We have reviewed your amendment filed September 26, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1

Our Business, page 5

1. We note the statement "these five products are being configured specifically for marketing by aminofactory.com and are not readily available to our competitors or other clients of Protein Factory under our custom packaging." Please expand the discussion in this section and the similar presentation on page 24 to explain how the products you obtain from Protein Factory are specifically "customized" to distinguish the products from the products sold by Protein Factory's affiliates who may sell through Protein Factory's website and why your five products are not readily available to your competitors or other clients of Protein Factory. In this regard, we note your packaging appears similar to that of Protein Factory except for the printing on the package, several of the products you are offering are apparently manufactured by Ajinomoto and, accordingly, generally available, and your "products" are also offered by "Protein Factory."

Dilution, page 16

2. The first line of the discussion refers to a prospectus supplement instead of the prospectus. Please advise or revise.

Selling Security Holders, page 17

3. We note the information is presented as of June 30, 2011. Please update the information to the most recent date practicable.

Total Addressable Market (According to Frost & Sullivan – June 2011 report), page 27
Exhibit 99.6

4. Please file an unaltered copy of the report as an exhibit. In addition, please tell us why the report excerpts you filed appeared to "xxx" out the numerical data contained in the original report. We may have additional comments.

Our Products, page 28

5. We note your response to comment 15. Please provide supplemental support for the following statements or delete the statements from the prospectus:
   - "Ajinomoto was one of the first to make pharmaceutical-grade amino acids; they literally invented the process";
   - "Ajinomoto has developed a breakthrough formula….;" and
   - "This is a terrific product for runners, body builders…."

Plan of Operation, page 34

6. We note your response to comment 5. Please confirm that you will file the executed letter of understanding as an exhibit if the agreement is executed prior to effectiveness of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Aaron D. McGeary, Esq.
    405 Airport Freeway, Suite 5
    Bedford, Texas 76021